

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BP Capital Markets p.l.c., guaranteed by BP p.l.c., under the Exchange Act of 1934.

- 4.375% Perpetual Subordinated Non-Call 5.25 Fixed Rate Reset Notes
- 4.875% Perpetual Subordinated Non-Call 10 Fixed Rate Reset Notes

Sincerely,